UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

Commission File No. 024-11431

Robot Cache US Inc.

(Exact name of registrant as specified in its charter)

Delaware	825320942
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

5910 Pacific Center Boulevard, Suite 300

San Diego, California 92121

(Full mailing address of principal executive offices)

+1.858.252.4001

(Issuer’s telephone number, including area code)

Robot Cache US Inc.

SEMIANNUAL REPORT ON FORM 1-SA

In this report, the term “Robot Cache,” “we,” “us,” “our,” “the Company,” or “our Company” refer to Robot Cache US Inc. and its subsidiary.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this report identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

Any forward-looking statement speaks only as of the date of this report, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with our Unaudited Consolidated Financial Statements and accompanying notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Included in Management’s Discussion and Analysis of Financial Condition and Results of Operations are the following sections:

●	Overview
●	Results of Operations
●	Liquidity and Capital Resources
●	Trend Information

2

Business Overview

Robot Cache US Inc. is a Delaware corporation formed on January 16, 2018. The business was originally operated through Robot Cache S.L., a Spanish limited liability company that is now the Company’s wholly owned subsidiary. The Company has developed software to create a PC video game distribution platform that permits the distribution of digital PC video game licenses from PC video game publishers (“Publishers”) to persons who play PC video games (“gamers” or “Users”), as well as sales of those licenses from one User to another. The software platform on its e-commerce website offers an “ecosystem” in which visitors may, among other things, purchase PC video game licenses (the “Robot Cache Platform”), play PC video games with friends, and earn virtual game tokens by using their computers to validate blockchain transactions. The Company aims to generate revenues through advertising revenue and through commissions received on games purchased within the Robot Cache Platform, keeping a portion of the revenue generated by its Users who validate blockchain transactions.

On March 31, 2021, the Company began offering for sale, at a fixed price of $0.6060 per Unit (the “Offering”), up to 16,501,650 Units, for $10 million. It succeeded in raising that amount, in gross proceeds (the “Initial Sale”), by June 30, 2021. Each “Unit” consisted of two (2) shares (each, a “Share”) of the Company’s common stock (the “Common Stock”) and one (1) warrant to purchase one (1) Share at an exercise price of $1.00 per Share, all as described in the Robot Cache US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11431) (available at https://www.sec.gov/Archives/edgar/data/0001832460/000149315221021589/0001493152-21-021589-index.html).

Earlier this month (September 2021), the Company increased the size of the Offering to $30 million in the aggregate (i.e., an increase of $20 million), offering for sale 49,504,950 Units (reduced by the number of Units sold in the Initial Sale). The Company has completed the Offering, successfully raising that additional $20 million (in gross proceeds) before the date of this report.

The Company operates the Robot Cache Platform, an online PC digital distribution platform with Users in over 140 countries. The Robot Cache Platform enables Users to purchase PC games as well as list them for sale (i.e., relinquish their licensed rights to the content), in exchange for cash back on their credit cards or for store credit in the form of the Company’s digital currency, IRON. We serve mainly PC gamers, game developers and Publishers.

In addition, the Company has pioneered a new concept dubbed “Proof of Gaming,” which we have not seen to date in any other platform. Proof of Gaming enables Users to utilize their PCs’ CPUs and graphics cards (GPU) to validate transactions on the blockchain using the Company’s “digital rights management” (“DRM”) -based client application, for which the Company rewards them with IRON. As of the date of this report, our beta Users have validated over one million hours of blockchain transactions. The client application has a real-time tracker that enables Users to see approximately how much IRON they have earned. This aspect of the Robot Cache Platform, – enabling Users to earn store credit – has been well received and is, we believe, unique, as it provides an alternative way for Users in emerging markets to purchase video games that they would have not been able to obtain otherwise. The early traction and key performance indicators (“KPIs”) that we have received are encouraging and support our belief that Users want to be able to monetize their game libraries by selling titles that they no longer wish to retain. The Company also plans to transition from a “Proof of Work” method to “Proof of Stake,” as it will require significantly less power consumption by our Users. The Company has entered into a contract with a blockchain company (CasperLabs). The contract calls for the Company to migrate its current DRM / copy protection methodology to the CasperLabs network, thereby significantly reducing the consumption of power needed for the Company to validate blockchain transactions and to manage licensed rights granted or revoked with respect to a User’s digital game copy.

The Company was built by video game industry veterans with over 100 years of combined video game development and publishing experience. It expects that the relationships developed over time will enable its employees to seed the Robot Cache Platform with the best titles across all video game genres. The Company is built to cater to all types of PC video game revenue models (e.g., premium sale, free to play, subscription, and advertising-based).

Robot Cache S.L., the Company’s sole subsidiary, is headquartered in Santa Cruz Se Tenerife, Spain.

While retail physical video game sales are declining year-over-year, digital sales are, in our view, strong. The Company has created an entirely new model for digital publishing platforms by enabling digital resale of PC video games on a secure distribution platform, powered by blockchain technology. This new model opens a fresh market for Publishers to create additional revenue streams outside of the initial PC video game sale or in-app purchases.

The Publisher feedback from our current partners and others has also been favorable. We have been able to secure the rights to well over 750 titles so far with little or no outlay of advances/guarantees. We believe that our ability to secure these rights is primarily due to the fact that our team has long-standing relationships from our many years in the game industry and that we offer a unique approach in paying out more in royalties, combined with a business model that rewards gamers to wish to be compensated for relinquishing the licenses to their games. It is, in our opinion, a “win win” scenario for both the Publisher and the User, and opens up what we believe will be greater opportunities for increased sales for the gaming industry.

3

Other Media Forms

The technology developed by the Company applies, in addition to gaming, to other forms of media such as films, music, digital artwork and books. the Company has been approached by, for example, motion picture companies asking whether they could apply the same concept to their films, which could be bundled with or without associated games and “resold.” We have also been approached by book publishers that want to digitally watermark a small number of copies, creating “limited editions” and, by introducing “scarcity,” potentially increasing the value of such content. In our opinion, our business model and technology can be applied to many different forms of digital media and eventually will become the standard for verification and ownership provenance (i.e., tracking of previous owners via the blockchain) for buying and selling digital content globally.

AMD Partnership

In December 2019, Advanced Micro Devices (NASDAQ: AMD) announced a partnership with the Company that, in our opinion, has been fruitful in that AMD has been promoting the Robot Cache Platform throughout our beta testing phase by sending emails and social media blasts to its users, thereby significantly increasing our User base. We expect similar positive results to continue from this partnership for the remainder of 2021 and into 2022. The partnership has been of substantial value, as it represents a major global PC hardware manufacturer’s validation of the Company’s business model. We are also listed on AMD’s website at amd.com under its “Games” section.

China

We also have an agreement with one of our Chinese investors, which we expect will launch the Robot Cache Platform in China. The Chinese market has well over 300 million video game users and represents a $15B+ annual revenue market opportunity for the Company. As of the date of this report, we have not yet factored into our forecasts any revenue projections for Asia; but we believe it will be material, as we now expect to release the Robot Cache Platform in China in the first quarter of 2022. The move to the first quarter of 2022 (previously expected to be the third quarter of 2021) was due to the re-allocation of development resources needed to complete the integration for the Chinese market. We have already implemented additional payment forms for the Chinese market such as WeChat Pay and Alipay as well as other forms of digital currency and payment solutions such as Amazon payments and Coinbase Commerce. Adding these forms of payment, which our competitors have shied away from but are important to the future of digital global commerce, will, we believe, enable the global community to purchase games from the Robot Cache Platform.

Launch Expected First Quarter 2022

As of the date of this report, the Robot Cache Platform is in open beta and is expected to launch globally in the first quarter of 2022. This delay in the platform’s launch (previously expected to take place in the third quarter of 2021) is due to the fact that the Company wants to finalize additional content partnerships with additional top-tier game publishers and to enhance some of the visual, customer-facing elements of the Robot Cache Platform. We believe that these improvements will make for a better User experience and higher retention rates from our new User acquisition marketing activities. With our current User base of approximately 38,000 beta testers, we have been able to collect valuable KPIs such as “Average Revenue Per Paying User” (ARPPU), “Average Revenue Per User” (ARPU), “Average Revenue Per Miner” (ARPM), and other industry recognized KPIs.

We believe that our plan to utilize the funds raised in the Offering to acquire additional content from top-tier Publishers and to acquire new Users by giving away free games represents a dependable method for promoting an ecosystem of growth. Both are synergistic, as our competitors have successfully demonstrated.

Sources of Revenue

The Company generates its revenues from several different sources, some of which are unique to the Robot Cache Platform. The first source is the percentage of sales revenues that we receive (5%) from the sale of games. The second source is that we enable our Users to utilize their PCs (when they are not playing video games) to solve blockchain transactions (“mining”). In exchange for their mining activities, the Company credits back to them 85% of the mining awards received by the Company (as store credit, in the form of “IRON”), and retains the remaining 15% of the mining awards, which are converted from BTC to USD through Coinbase, the Company’s custodian, at the end of each calendar month. The User can use IRON to purchase games. The third source is our website’s use of third-party advertising, which is not permitted by our competitors. Since we will be handling advertising through direct sale and Publisher relationships, we will be charging industry standard video “CPM” rates (i.e., the cost an advertiser pays for 1,000 “ad impressions,” which are counted whenever an advertisement is displayed). The industry standard video CPM rate, as of the date of this report, ranges between $18.00 and $24.00. As our User base grows, so will the advertising revenues, which are at a very high margin of approximately 97%. These additional sources of revenue enable us to have significantly reduced distribution costs, which benefit our publishing partners and generate other sources of income other than just sales of games.

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Results of Operations

Revenues

Revenue for the six-month period ending June 30, 2021 was $2,465 compared to $8,567 for the corresponding period in 2020. The Company has generated minimal revenues as it is currently in testing and the e-commerce platform is in open beta.

For the six-month period ending June 30, 2021 the Company’s revenues continue to be minimal, a result of our ongoing open beta testing phase and of our continually refining the technology of the Robot Cache Platform in response to customer feedback. We are planning to officially exit open beta in the first quarter of 2022.

Expenses

Expenses for the six-month period ending June 30, 2021 were $1,352,696, compared to $396,604 for the corresponding period in 2020.

The largest expense for the six-month period ending June 30, 2021 was $600,000, the cash broker commission associated with the Offering during that period. The Company incurred no stock offering expenses in the six-month period ending June 30, 2020.

The remaining expenses of $752,696 (i.e., $1,352.696 less $600,000) for the six-month period ending June 30, 2021 consisted of expenses of platform development, sales and marketing (travel, advertising and collateral) and general and administrative expenses (office, professional fees and insurance). Since its formation, the Company has focused on developing the Robot Cache Platform, setting up the legal framework for the product, and establishing industry partnerships. The $962,195 increase in operating expense for the six-month period ending June 30, 2021 over the corresponding period ending June 30, 2020 resulted primarily from the Offering expenses mentioned above, combined with travel related to the additional capital raise, product development costs (including the salaries of software engineers), and legal and accounting expenses.

Other expenses

Other expenses for the six-month period ending June 30, 2021, came to $242,447 (compared to $223,496 for the corresponding period in 2020). Those expenses consist of (i) amortization of the capitalized platform development costs of $203,673 for each of the six-month periods ending June 30, 2021 and June 30, 2020, (ii) franchise tax of $275 for the six-month period ending June 30, 2021 and $25 for the six-month period ending June 30, 2020, (iii) a loss of $3,848 on the sale of cryptocurrencies for the six-month period ending June 30, 2021, as compared to no loss or gain for the six-month period ending June 30, 2020, and (iv) interest expense of $23,125 for the six-month period ending June 30, 2021 and $38,580 for the six-month period ending June 30, 2020.

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Income taxes

Because of the incurrence of losses, no income taxes have been accrued or paid for the six-month period ending June 30, 2021, or for the six-month period ending June 30, 2020.

Net loss

For the six-month period ending June 30, 2021, the Company had a net loss of $1,592,678, compared with a net loss of $611,532 for the six-month period ending June 30, 2020. The increase in net loss is primarily due to the increased expenses noted above.

Liquidity and Capital Resources

As of June 30, 2021, the Company had cash of $855,118. We reported a net loss of $1,592,678 for the six-month period ending June 30, 2021. As of June 30, 2020, the Company had cash of $87,480. We reported a net loss of $611,532 for the six-month period ending June 30, 2020.

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Sources of Liquidity

Before the six-month period ending June 30, 2021, the Company funded operations primarily through Simple Agreements for Future Tokens (“SAFTs”) with accredited investors and through loans from an accredited investor that is controlled by a co-founder and member of the board of directors. The Company recognized additional paid in capital of $1,594,927 in the six months ending June 30, 2021 and $6,861,680 in the six-month period ending June 30, 2020 for the conversion of SAFTs to Common Stock. In the Initial Sale, as of June 30, 2021, the Company sold Units with an aggregate sale price of $10 million. Of that $10 million, the Company received gross proceeds of $1,400,000 in cash as of June 30, 2021 and, as of the date of this report, an additional $5,600,000 in gross proceeds, with the expectation that the remaining $3,000,000 in gross proceeds will be remitted to the Company within the next 30 days. Because the Company achieved its objective of sales of $30 million of Units earlier this month, as noted above, it expects to have sufficient liquidity and cash reserves for at least the next 36 months.

Other Current Assets

The Company booked a receivable of $8,600,000 as of June 30, 2021 (representing $5,600,000 in Offering gross proceeds (which the Company has received in cash, as of the date of this report) and $3,000,000 in remaining gross proceeds expected to be remitted to the Company within the next 30 days, both such amounts relating to Units sold in the Initial Sale).

Net Cash Flow from Operating Activities

Net cash used in operating activities was $750,204 for the six-month period ending June 30, 2021. Cash was consumed from the net loss of $1,592,678. The difference between the net loss and the net cash used in operating activities is due primarily to the non-cash items of (i) the Offering receivable described above, (ii) amortization, (iii) accrued interest, and (iv) an increase in liabilities related to timing of payroll.

Net Cash Flow from Investing Activities

Net cash from investing activities (related to the development of the Robot Cache Platform) for the six-month period ending June 30, 2021 was $17,263.84.

Net Cash Flow from Financing Activities

Net cash from financing activities for the six-month period ending June 30, 2021 was $1,621,000, consisting of $1,400,000 received during that period from the Initial Sale and $221,000 in loans made to the Company by an entity whose CEO, board chairman and sole owner is the Company’s co-founder and director Frank Brian Fargo.

Equity and Convertible Debt Financing

Equity in the Company increased by the conversion of SAFTs for shares of Common Stock in May 2020, but accounted for in the six-month period ending June 30, 2021, as well as by the issuance of shares of Common Stock in that same period as a consequence of the sale of Units in the Initial Sale.

Operating and Capital Expenditure Requirements

With the completion (i) before June 30, 2021, of the Initial Sale (as to which gross proceeds of $1,400,000 were received by the Company by June 30, 2021, with an additional $5,600,000 in gross proceeds received after June 30, 2021 but before the date of this report, and with the remaining $3,000,000 in gross proceeds expected to be remitted to the Company within the next 30 days) and (ii) in September 2021, of the balance of the Offering (as to which the Company will be receiving an additional $20,000,000 in gross proceeds), the Company will be able to meet its ongoing platform development and operational requirements and to arrange the necessary contracts with game manufacturers, thereby securing the Company’s stability for at least the next 36 months.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires the Company to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimates inherent in the preparation of our financial statements include long-term investments, the recoverability of long-lived assets, impairment analysis of intangible assets, and stock-based compensation.

Statements of the Company’s financial position, results of operations and cash flows are affected by the accounting policies the Company has adopted. In order to get a full understanding of the Company’s financial statements, one must have a clear understanding of the accounting policies employed. A summary of the Company’s critical accounting policies follows:

7

Long Term Investments

The Company accounts for its long-term investments, consisting of equity investments, at fair value with changes in fair value recognized in net income.

Cryptocurrencies

Cryptocurrencies (including bitcoin (BTC) and Ether (ETH)) are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost and cryptocurrencies awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but is instead assessed for impairment annually, or more frequently, when events or changes in circumstances occur, indicating that it is more likely than not that the indefinite-lived asset is impaired. An asset is impaired when its carrying amount exceeds its fair value, which, in the case of a cryptocurrency, is measured at any given time using the cryptocurrency’s quoted price at that time. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If that determination is negative, a quantitative impairment test is not necessary and is not performed. If, however, the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

In the accompanying consolidated statements of cash flows, purchases of cryptocurrencies by the Company are included within investing activities, while cryptocurrencies awarded to the Company through its mining activities are included within operating activities.

Realized gains or losses from the sale of cryptocurrencies are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

All cryptocurrencies owned by the Company are held by the Company’s custodian Coinbase. Since the Company no longer has any plans to issue any tokens or other digital assets, the Company does not anticipate holding cryptocurrency in the future, other than as a result of the mining pool activities described elsewhere.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Recently issued and adopted accounting pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a review to determine the consequences of the change to its financial statements and believes that there are proper controls in place to ascertain that the Company’s financial statements properly reflect the change.

We have considered recently issued accounting pronouncements and do not believe the adoption of such pronouncements will have a material impact on our consolidated financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Plan of Operations

Over the next 12 months, the Company anticipates that it will undertake the following:

●	Acquire additional games and content from top Publishers to increase our offerings. Payments by the Company of minimum guarantees of income to the Publishers (“MGs”) are considered “advances on future royalties” and are fully recoupable by us. We account for these MGs as prepaid liabilities, which we will reduce as game sales occur. The Company’s intent is to properly assess the risk of such advances for specific games as well as other catalogue games and to “cross-collateralize” all of them until we have fully recouped the advances, thereby reducing the risk of our not earning back the payments made to the Publishers as MGs.
●	Acquire new Users through subsidizing “free game giveaway” offers and other promotions, contests and consumer events that attract new Users, as well as leverage its partnerships with AMD and others.
●	Develop new features for the Robot Cache Platform to increase its “stickiness” and retention of the User base and store operations, as well as general store operations, customer service, account management.

The Company is of the opinion that the net proceeds from the Offering will satisfy its cash requirements and that it will not be necessary to raise additional funds in the next six months to implement the Company’s plan of operations.

8

Trends and Key Factors Affecting Our Performance

Investment in Long-Term Growth.

The core elements of the Company’s growth strategy include acquiring new customers, broadening distribution capabilities through strategic partnerships, extending customer lifetime value by continually delivering new games to our Users, and expanding our product offerings. The Company plans to continue to invest significant resources to accomplish these goals, and the Company anticipates that its operating expenses will continue to increase for the foreseeable future, particularly sales and marketing expenses. These investments are intended to contribute to long-term growth, but they may affect near-term profitability.

The Company’s future growth will continue to depend, in part, on attracting additional Users and increasing the ways in which we monetize them. The Company plans to increase its sales and marketing spending and seek to attract these Users. We expect to rely on User acquisition, strategic distribution partners, affinity networks and conference and speaking events for the Company’s growth.

Item 2. Other

None.

Item 3. Financial Statements

Robot Cache US Inc.
Unaudited Consolidated Balance Sheet

	As of June 30, 2021	As of June 30, 2020	Change
ASSETS
Total Bank Accounts	$855,118	$86,863	$766,771
Total Accounts Receivable	$8,598,787	$171	$8,600,111
Total Other Current Assets	$123,843	$115,694	$8,149
Total Current Assets	$9,577,758	$202,728	$9,375,030
Total Other Assets	$765,208	$1,190,723	$(425,515)
TOTAL ASSETS	$10,342,967	$1,393,451	$8,949,516
LIABILITIES AND EQUITY
Liabilities
Total Current Liabilities	$1,134,246	$392,678	$741,568
Total Long-Term Liabilities	$1,549,000	$2,584,927	$(1,035,927)
Total Liabilities	$2,683,246	$2,977,605	$(294,359)
Equity
Total Equity	$7,659,720	$(1,584,154)	$9,243,875
TOTAL LIABILITIES AND EQUITY	$10,342,967	$1,393,451	$8,949,516

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Robot Cache US Inc.

Unaudited Consolidated Income Statement

	Six months ending June 30, 2021	Six months ending June 30, 2020	Change
Income	$2,464.53	$8,567.04	$(6,102.51)
Gross Profit	$2,464.53	$8,567.04	$(6,102.51)
Expenses
Advertising & Marketing	$(16,619.15)	$2,321.50	$(18,940.65)
Broker Commission	$600,000.00		$600,000.00
Equipment	$13,508.08	$644.33	$12,863.75
General & Administrative Expenses	$6,441.47	$4,750.48	$1,690.99
Independent Contractors	$79,252.50	$43,861.00	$35,391.50
Insurance Expense	$12,818.58	$5,952.30	$6,866.28
Internet Services	$41,515.45	$32,953.37	$8,562.08
Legal & Professional Services	$80,721.37	$30,278.86	$50,442.51
Marketing Expense	$332.33	$6,207.60	$(5,875.27)
Mining Fee		$24.00	$(24.00)
Miscellaneous Expenses	$1,093.30	$958.19	$135.11
Payroll Expenses	$380,949.84	$189,223.03	$191,726.81
Rent & Utilities	$45,637.38	$63,776.61	$(18,139.23)
Royalty Expense	$1,504.77	$4,538.61	$(3,033.84)
Software	$6,681.07	$8,020.51	$(1,339.44)
Travel & Entertainment	$98,858.57	$3,093.16	$95,765.41
Total Expenses	$1,352,695.56	$396,603.55	$956,092.01
Net Operating Income	$(1,350,231.03)	$(388,036.51)	$(962,194.52)
Other Income
Total Other Income	$0.23	$2.06	$(1.83)
Total Other Expenses	$242,446.99	$223,497.73	$18,949.26
Net Other Income	$(242,446.76)	$(223,495.67)	$(18,951.09)
Net Income	$(1,592,677.79)	$(611,532.18)	$(981,145.61)

In the opinion of Robot Cache US Inc.’s management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

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Robot Cache US Inc.

Unaudited Consolidated Statement of Cash Flows

For the six months ending	June 30, 2021	June 30, 2020
Net cash used in operating activities	$(750,204)	$(205,037)
Net cash provided by investing activities	$(17,264)	$(56)
Net cash provided by financing activities	$1,621,000	$246,843
Net increase (decrease) in cash	$853,532	$41,750
Cash, beginning of period	$1,586	$45,730
Cash, end of period	$855,118	$87,480

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Notes to Unaudited Consolidated Financial Statements

Notes to the Robot Cache US Inc. financial statements are embedded in the narrative in Item 1.

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Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference, as indicated below.

Exhibit Number	Description

2.1	Certificate of Incorporation*
2.2	Bylaws*
3.1	Form of Warrant*
4.1	Subscription Agreement*
6.1	Software License Agreement with Dead Mage, Inc.*
6.2	Digital Dragon Games Inc. Development Agreement*
6.3	Consulting Agreement Philippe Erwin*
6.4	Development Agreement with Moonify S.A.R.L.*
6.5	Patent Assignment Mark Phillip Caldwell*
6.6	Armor Games Share Purchase Agreement*
6.7	Advisor Agreement with Brian Robertson*
6.8	Republic Core Platform Services Agreement
11.1	Consent of IndigoSpire CPA Group, LLC*

* Filed as an exhibit to the Robot Cache US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11431) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/0001832460/000149315221021589/0001493152-21-021589-index.html

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on September 28, 2021.

ROBOT CACHE US INC.

By:	/s/ Lee Jacobson
Name:	Lee Jacobson
Title:	CEO (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this report has been signed below on September 28, 2021 by the following persons on behalf of the issuer in the capacities indicated.

/s/ Lee Jacobson
Name:	Lee Jacobson
Title:	CEO and Director (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)

/s/ Keven Baxter
Name:	Keven Baxter
Title:	Director

/s/ Frank Brian Fargo
Name:	Frank Brian Fargo
Title:	Director

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